WHISTLEBLOWER POLICY
OF
PARAMOUNT RESOURCES LTD.
(as adopted by the Audit Committee of the Board of Directors on September 9, 2003)
     As a public company, the integrity of the financial and other information of Paramount Resources Ltd (the “Company”) is vital. The Company’s financial and other information guides the decisions of the Board of Directors of the Company (the “Board of Directors”), and is relied upon by our shareholders and the financial markets. For these reasons, the Company must maintain a workplace where the Company can receive, retain and address all reports and complaints received by the Company concerning (i) accounting, internal accounting controls, or auditing matters, and the confidential submission by employees and consultants of the Company of concerns regarding questionable accounting or auditing matters (collectively “Accounting/Audit Matters Concerns”) and (ii) the potential violation of any law relating to fraud against shareholders, including without limitation the reporting of fraudulent financial or other information to our shareholders, the government or the financial markets (a “Potential Violation”). The purpose of this Whistleblower Policy is to provide the Company’s employees and consultants with a mechanism by which they can raise these concerns free of any discrimination, retaliation or harassment.
     The Company recognizes the value of transparency and accountability in its administrative and management practices, and therefore also supports the making of disclosures to the Company, or, if applicable, to law enforcement agencies that reveal “Grave Misconduct”, i.e., conduct which constitutes or could result in a violation of law by the Company or in a substantial mismanagement of company resources and if proven constitutes a criminal offence or reasonable grounds for dismissal of the person engaging in such conduct.
     Therefore, it is the policy of the Company to encourage employees and consultants, when based on their reasonable belief they have Accounting/Audit Matters Concerns, or believe that a Potential Violation or Grave Misconduct has occurred or is occurring, to report those concerns to Company management (on an anonymous basis, if employees or consultants so desire) or to raise those concerns by e-mailing or otherwise informing their immediate supervisor or the Company’s General Counsel, on an anonymous basis, as described below. All reports will be taken seriously and will be promptly investigated. The specific action taken in any particular case depends on the nature and gravity of the conduct or circumstances reported, and the quality of the information provided. Where the reported Accounting/Audit Matters Concerns are found to be accurate, and where Potential Violations or Grave Misconduct has been found to have occurred or be occurring, those matters will be corrected and, if appropriate, the persons responsible will be disciplined.
     In addition, the Company is committed to providing a work environment in which employees and consultants, when based on their reasonable belief they have Accounting/Audit Matters Concerns, or believe that a Potential Violation or Grave Misconduct has occurred or is occurring, can raise those concerns free of discrimination, retaliation, threats or harassment. Accordingly, the Company strictly prohibits discrimination, retaliation, threats or harassment of any kind against any employee or consultant who, based on the employee’s or consultant’s reasonable belief that such conduct or practices have occurred or are occurring, reports that information to the Company in accordance with this

Whistleblower Policy or to a regulatory or law enforcement agency. In addition, discrimination, retaliation, threats and harassment are strictly prohibited against such employees or consultants who file, cause to be filed, testify, participate in, or otherwise assist in a proceeding filed or about to be filed (with any knowledge of the Company) related to an alleged violation of current, proposed and future Canadian securities rules, regulations or legislation or any rule or regulation of the SEC, or any provision of law relating to fraud against shareholders.
REPORTING AND INVESTIGATION
     If you have Accounting/Audit Matters Concerns, or believe that a Potential Violation or Grave Misconduct has occurred or is occurring, you must immediately report those facts to your immediate supervisor or to the General Counsel either identifying yourself or on an anonymous basis. If you identify yourself, you may then be requested to document your report in writing. You may also report your concerns anonymously by sending an email from the computer station adjacent to the Marketing Department on the 47th floor of the Company’s office to your immediate supervisor or the General Counsel or by sending an anonymous letter to your immediate supervisor or the General Counsel. If you have reason to believe that both of those individuals are involved in these matters, you should report those facts to a member of the Audit Committee of the Company’s Board of Directors (the “Audit Committee”). Upon receiving such reports or complaints, the immediate supervisor or the General Counsel shall promptly forward the same to the Chairman of the Audit Committee who will oversee and provide direction on the investigation and resolution of the matter.
     If you later believe that you have been subject to discrimination, retaliation, threats or harassment for having made a report under this Policy, you must immediately report those facts to your immediate supervisor or the General Counsel. If, for any reason, you do not feel comfortable discussing the matter with your immediate supervisor or the General Counsel, you should bring the matter to the attention of the supervisor of your immediate supervisor, and if you are not comfortable with discussing the matter with any of those individuals, you should bring the matter to the attention of a member of the Audit Committee. It is imperative that you bring the matter to the Company’s attention promptly so that any concern of discrimination, retaliation, threats or harassment can be investigated and addressed promptly and appropriately.
     All reports and complaints under this Policy will be promptly and thoroughly investigated, and all information disclosed during the course of the investigation will remain confidential, except as necessary to conduct the investigation and take any remedial action, in accordance with applicable law. All employees, consultants and supervisors have a duty to cooperate in the investigation of reports of Accounting/Audit Matters, Concerns, Potential Violations or Grave Misconduct, or of discrimination, retaliation, threats or harassment resulting from the reporting or investigation of such matters. In addition, an employee or consultant shall be subject to disciplinary action, possibly including the termination of their employment or contract, if the employee or consultant fails to cooperate in an investigation, or deliberately provides false information during an investigation. If, at the conclusion of its investigation, the Company determines that a violation of this Policy has occurred, the Company will take effective remedial action commensurate with the severity of the offense. This action may include disciplinary action against the accused party, up to and including termination. Reasonable and necessary steps will also be taken to prevent any further violations of policy.

DISCRIMINATION, RETALIATION OR HARASSMENT
     The Company strictly prohibits any discrimination, retaliation, threats or harassment against any person who reports or who participates in an investigation of reports or complaints about Accounting/Audit Matters Concerns, a Potential Violation or Grave Misconduct.
     Any complaint that any managers, supervisors, employees or consultants are involved in discrimination, retaliation or harassment in contravention of the Policy shall be promptly and thoroughly investigated in accordance with the Company’s investigation procedures. If a complaint of discrimination, retaliation or harassment is substantiated, appropriate disciplinary action, up to and including discharge, will be taken.
RETENTION
     All documents related to reporting, investigation and enforcement of and under this Policy, or of the discrimination, retaliation or harassment of an employee that made a report or complaint hereunder, shall be kept in accordance with the Company’s record retention policy and applicable law.
ADDITIONAL ENFORCEMENT INFORMATION
     In addition to the Company’s internal complaint procedure, employees and consultants should also be aware that certain federal, provincial, state and local law enforcement agencies may be authorized to review Accounting/Auditing Matters Concerns, Potential Violations or Grave Misconduct. The Company’s policies and practices have been developed as a guide to our legal and ethical responsibilities to achieve and maintain the highest business standards. Conduct that violates the Company’s policies will be viewed as unacceptable under the terms of employment at the Company. Certain violations of the Company’s policies and practices could even subject the Company and any individual employees and consultants involved to civil and criminal penalties. Before issues or behavior can rise to that level, employees and consultants are encouraged to report to the Company Accounting/Audit Matters Concerns, suspicion of Potential Violations or Grave Misconduct, or discrimination, retaliation, threats or harassment related to such reports. Nothing in this Policy is intended to prevent an employee or consultant from reporting information to the appropriate agency when the employee or consultant has reasonable cause to believe that the violation of a federal, provincial, state or local statute or regulation has occurred.

MODIFICATION
     The Audit Committee or the Board of Directors of the Company can modify this Policy unilaterally at any time without notice. Modification may be necessary, among other reasons, to maintain compliance with federal, provincial, state or local regulations and/or accommodate organizational changes within the Company.
     Please sign the acknowledgment form below and return it to Human Resources. This will let the Company know that you have received the Whistleblower Policy and are aware of the Company’s commitment to a work environment free of discrimination, retaliation, threats or harassment for reporting of Accounting/Auditing Matters Concerns, Potential Violations or Grave Misconduct, as well as your obligations to report such information.

ACKNOWLEDGMENT AND AGREEMENT REGARDING
THE WHISTLEBLOWER POLICY
     This is to acknowledge that I have received a copy of the Company’s Whistleblower Policy. I understand that, as a public company, the integrity of the financial information and other information of the Company is vital. I further understand that the Company is committed to a work environment free of discrimination, retaliation, threats or harassment for employees and consultants who have raised concerns regarding Accounting/Auditing Matters Concerns, or concerns regarding Potential Violations or Grave Misconduct and that the Company specifically prohibits discrimination, retaliation, threats or harassment whenever an employee or consultant makes a good faith report regarding such concerns. Accordingly, I specifically agree that to the extent I have concerns that I reasonably believe to be related to Accounting/Auditing Matters Concerns, Potential Violations or Grave Misconduct, or which is otherwise in violation of the Company’s policies, I will immediately report such conduct in accordance with the Company’s Whistleblower Policy.
     I understand and agree that to the extent I do not use the procedures outlined in the Whistleblower Policy, the Company and its officers and directors shall have the right to presume and rely on the fact that I have no knowledge of or concern regarding any such information or conduct.

Employee’s/Consultant’s Signature

Employee’s/Consultant’s Name [printed]

Date